UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

AMENDMENT NO. 1 TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TECH DATA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.75% Convertible Senior Debentures due 2026

(Title of Class of Securities)

878237AE6

(CUSIP Numbers of Class of Securities)

Jeffery P. Howells

Executive Vice President and Chief Financial Officer

Tech Data Corporation

5350 Tech Data Drive

Clearwater, Florida 33760

(727) 539-7429

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Janet L. Fisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$350,000,000	$40,110

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 2.75% Convertible Senior Debentures due 2026, as described herein, is $1,000 per $1,000 principal amount. As of November 16, 2011, there was $350,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $350,000,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued by the Securities and Exchange Commission, equals $114.60 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,110	Filing party:	Tech Data Corporation
Form or Registration No.:	Schedule TO-I	Date filed:	November 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Tech Data Corporation, a corporation duly organized and existing under the laws of the State of Florida (the “Company”), on November 16, 2011, with respect to the right of each holder (each, a “Holder”) of the Company’s 2.75% Convertible Senior Debentures due 2026 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures upon the terms and subject to the conditions set forth in the Indenture, dated as of December 20, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and the Debentures. The right of a Holder to require the Company to purchase the Debentures is referred to herein as the “Put Option.”

This Amendment No. 1 is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Put Option expired at midnight, New York City time, on December 14, 2011. The Company has been advised by Global Bondholder Services Corporation, as depositary, that Letters of Transmittal and Purchase Notices (each, a “Purchase Notice”) for $102,230,000 in aggregate principal amount of the Debentures were validly delivered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Debentures for which a Purchase Notice was validly delivered and not withdrawn. The purchase price for the Debentures pursuant to the Put Option was $1,000 in cash per $1,000 principal amount of Debentures. The aggregate purchase price for all the Debentures for which a Purchase Notice was validly delivered and not withdrawn was $102,230,000. The Company has forwarded cash in payment of the aggregate purchase price to U.S. Bank National Association, as paying agent, to distribute to the Holders. All of the Debentures not tendered in connection with the Put Option, consisting of $247,770,000 aggregate principal amount of Debentures, will be redeemed on December 20, 2011 pursuant to the Company’s redemption notice dated November 16, 2011 (the “Redemption”). Following the Redemption, no Debentures will remain outstanding.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press Release issued on December 15, 2011 is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

TECH DATA CORPORATION

By:	/s/ Jeffery P. Howells

Name: Jeffery P. Howells Title: Executive Vice President & Chief Financial Officer

Date: December 15, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the 2.75% Convertible Senior Debentures due 2026 issued by Tech Data Corporation, dated November 16, 2011.*

(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(5)(A)	Press Release issued on November 16, 2011.*

(a)(5)(B)	Press Release issued on December 15, 2011 is incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2011.

(b)(1)	Credit Agreement, dated as of September 27, 2011, among Tech Data Corporation as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC as Joint Lead Arrangers, Citibank N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, Sun Trust Bank, The Bank of Nova Scotia, The Royal Bank of Scotland PLC, U.S. Bank National Association and Unicredit Bank AG as co-Documentation Agents.*

(d)(1)	Indenture, dated as of December 20, 2006, between Tech Data Corporation and U.S. Bank National Association, as trustee is incorporated by reference to Exhibit 10.AAuu to the Company’s Annual Report on Form 10-K for the year ended January 31, 2007.

(g)	None.

(h)	None.

*	Previously filed.